Infosys

Performance for the Third Quarter ended December 31, 2008

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the quarters ended June 30, 2008 and September 30, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Infrastructure
- Outlook
- Summary

Financial Performance

Highlights

- Income was Rs. 5,786 crore for the quarter ended December 31, 2008; YoY growth was 35.5%
- Net profit after tax was Rs. 1,641* crore for the quarter ended December 31, 2008; YoY growth was 33.3%
- Earnings per share increased to Rs. 28.66* from Rs. 21.54 in the corresponding quarter in the previous year; YoY growth was 32.7%
- 30 new clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 5,997 employees (net 2,772) for the quarter by Infosys and its subsidiaries
- 1,03,078 employees as on December 31, 2008 for Infosys and its subsidiaries

Financial Performance

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	September 30, 2008	Growth % in Q3 FY 09 over Q2 FY 09
	2008	2007			
Income from software services, products and business process management	**5,786**	**4,271**	**35.5**	**5,418**	**6.8**
Software development and business process management expenses	3,075	2,325	32.3	2,891	6.4
GROSS PROFIT	**2,711**	**1,946**	**39.3**	**2,527**	7.3
Selling and marketing expenses	274	205	33.7	303	(9.6)
General and administration expenses	406	349	16.3	430	(5.5)
	680	**554**	**22.7**	**733**	(7.2)
OPERATING PROFIT BEFORE DEPRECIATION	**2,031**	**1,392**	**45.9**	**1,794**	**13.2**
Depreciation	187	153	22.2	177	5.6
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,844**	**1,239**	**48.8**	**1,617**	**14.0**
Other income, net	40	158	(74.7)	66	(39.4)
Provision for investments	(2)				
NET PROFIT BEFORE TAX	1882	1,397	34.7	1,683	11.8
Provision for taxation	241	166	45.2	251	(3.9)
NET PROFIT AFTER TAX	**1,641**	**1,231**	**33.3**	**1,432**	**14.6**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	28.66	21.54	33.1	25.02	14.5
Diluted	28.63	21.47	33.3	24.97	14.6

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31,2007
	%	%	%	%	%
North America	64.5	61.5	62.3	62.3	62.5
Europe	25.5	28.1	28.6	27.6	27.4
India	1.2	1.3	1.2	1.2	1.4
Rest of the world	8.8	9.1	7.9	8.9	8.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Utilization Rates



100.0%
68.5%
69.4%
74.5%
76.3%
0.0%

	Including training	Excluding training
Q3 2009	68.5%	74.5%
Q3 2008	69.4%	76.3%

Q3 2009 Q3 2008

Revenues by Project type

REVENUE BY PROJECT TYPE *					
	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31,2007
	%	%	%	%	%
Fixed Price	36.3	34.1	32.8	34.1	29.2
Time & Materials	63.7	65.9	67.2	65.9	70.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

Onsite-Offshore Revenue split

%

	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec31, 2007	Dec 31, 2008	Dec 31, 2007
Revenue					
Onsite	45.8	47.3	47.8	47.0	49.0
Offshore	54.2	52.7	52.2	53.0	51.0

Customer Concentration

	Quarter ended			Year ended	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Mar 31, 2008	Mar 31, 2007
Number of Clients					
Active	583	586	530	538	500
Added during the period	30	40	47	170	160
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	323	325	305	310	275
5 Million dollar +	150	151	128	141	107
10 Million dollar +	102	94	81	89	71
20 Million dollar +	58	56	45	47	36
30 Million dollar +	37	34	30	32	25
40 Million dollar +	26	26	22	22	16
50 Million dollar +	20	20	17	18	12
60 Million dollar +	17	16	12	13	11
70 Million dollar +	13	12	12	12	9
80 Million dollar +	11	12	9	10	4
90 Million dollar +	7	8	6	6	4
100 Million dollar +	4	5	4	6	3
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1		1	–
Client contribution to revenue					
Top client	6.2%	7.6%	9.5%	9.1%	7.0%
Top 5 clients	17.3%	18.6%	21.6%	20.9%	19.4%
Top 10 clients	27.2%	28.0%	32.5%	31.4%	31.4%

"LTM" - Last Twelve Months

* LTM Revenues

Awards and Recognitions

- Industry leaders and customers commended Infosys' endeavor to enhance customer experience and achieve organizational excellence.
- Infosys won the Outsourcing Institute and Vantage Partners' first-ever customer relationship management award.
- Infosys was recognized in the Most Admired Knowledge Enterprise (MAKE) study for our excellence in knowledge management through content sharing, collaboration and professional networking.
- NASSCOM acclaimed the best practices of Infosys Women's Inclusivity Network (IWIN) to promote gender empowerment and leadership development.
- Infosys' solution won the Hitachi Data Systems Diamond Award for 'Best Virtualization Strategy', and the Platinum Award for 'Best Green Strategy for a Data Center'.
- Infosys is now a member of The Global Dow, an index that measures blue chips by size, reputation and importance.

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- Infosys is increasingly focusing on value-based pricing models for its offerings.
- After the successful launch of our retail solution ShoppingTrip360, Infosys partnered with Bharti Airtel to provide a superior experience to customers of its Direct-To-Home TV service through Infosys' Digital Convergence Platform.
- A leading bank engaged Infosys in multiple projects including customization of services, running targeted advertisement campaigns to improve cross-sell rates, and streamlining the company's online product application process.
- A credit rating agency engaged Infosys to implement and support its CRM to analyze campaigns and segment its customers better.
- Infosys partnered with a financial information firm to accelerate its product innovation cycle. A financial services firm sought Infosys' expertise for a multi-year governance, risk and compliance implementation program.

Client Acquisition & Expansion of Services

- An energy major sought Infosys' help to transform its IT shared services organization supporting its oil, gas and power businesses across Europe, America, and Asia.
- An aircraft company engaged Infosys in software acceptance testing and quality measurements of its applications.
- A firm in the document management industry partnered with Infosys to address the performance and scalability of its data warehousing systems. Infosys' performance engineering services will address performance prediction, capacity planning, performance engineering and a governance framework for performance management.
- An aero-structures company engaged Infosys to design, develop and analyze aircraft structures. For an aerospace company, we are developing fuselage structures and for another, we are engineering aircraft structure, systems, interiors and wiring harness.
- Infosys will manage the transition of applications for an insurance and banking company that is restructuring its core systems to improve overall efficiency.

Banking Products

- With its transformational capabilities and wide array of modular solutions, Finacle®, our universal banking solution, continues to see high traction with banks globally with a strong momentum in Europe, Middle East and Australia (EMEA) and The Americas. Finacle® added six customers this quarter - two from EMEA and four from Asia Pacific (APAC). This includes one of the largest international banking groups in Central and Eastern Europe as well as the recently announced contract for Punjab National Bank's six regional rural banks (RRBs). Seven banks went live on Finacle® this quarter. This includes three each in EMEA and APAC and one from The Americas.

Process innovation

- During the quarter, Infosys applied for an aggregate of 25 patents in the U.S. and India. With this, Infosys has an aggregate of 196 patent applications (pending) in both countries and has been granted two patents by the United States Patent and Trademark Office.

Human Resources

Human Resources

	Q3 2009	Q2 2009
Total employee strength	103,078	100,306
Software professionals	95,910	93,624
Gross addition	5,997	10,117
Net addition	2,772	5,927
Laterals	1,388	1,736

Infosys

Infrastructure

Infrastructure

- As on December 31, 2008, the company had 21,292,642 sq. ft of space capable of accommodating 90,470 employees and 3,885,483 sq. ft under completion capable of accommodating 14,571 employees



Outlook

Indian GAAP – Consolidated

Quarter ending March 31, 2009*

- Income is expected to be in the range of Rs. 5,494 crore and Rs. 5,699 crore; YoY growth of 21.0% – 25.5%
- Earnings per share is expected to be Rs. 26.49; YoY growth of 21.4%**

Fiscal year ending March 31, 2009*

- Income is expected to be in the range of Rs. 21,552 crore and Rs. 21,757 crore; YoY growth of 29.1% – 30.3%
- Earnings per share*** is expected to be Rs. 102.92; YoY growth of 26.2%

** Conversion 1 US$ = Rs. 48.71*

*** Including net tax reversal of Rs. 21 crore pertaining to earlier periods for the quarter ended March 31, 2008. Excluding the tax reversal, the YOY growth is expected to be 23.4%.*

**** Including tax reversal pertaining to earlier periods of Rs.93 crore in fiscal 2009 and Rs.121crore in fiscal 2008 respectively. Excluding the tax reversal, the earnings per share is expected to be Rs.101.30 for the year ending March 31, 2009; YoY growth of 27.6%*

Summary

Summary

- In a challenging environment, our focus is on creating value for clients, running an optimized business, and evolving our business model that will allow us to emerge stronger when the global economy starts recovering
- We are comfortable with the current pricing environment and believe that the pricing could get impacted if the situation worsens further
- Our robust and flexible operating and financial models position us well in the current uncertain economic environment
- Our operating margins during the quarter increased primarily due to depreciation of rupee which was to some extent offset by the depreciation of other major currencies against the US dollar
- We have seen a decline in attrition this quarter
- We have enhanced our investment in training and certification as part of our efforts to improve productivity and capability

Infosys

Thank You

www.infosys.com